

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2011

<u>Via E-mail</u>
Canadian Imperial Bank of Commerce
Kevin Glass
Senior Executive Vice President
and Chief Financial Officer
Commerce Court
Toronto, Ontario, Canada M5L 1A2

> **Re:** **Canadian Imperial Bank of Commerce**
> **Form 40-F for the Fiscal Year Ended October 31, 2010**
> **Filed December 6, 2010**
> **Forms 6-K**
> **Filed May 26, 2011 and July 29, 2011**
> **File No. 1-14678**

Dear Mr. Glass:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director